

August 25, 2011

Via E-mail
Patricia M. Whaley
Vice President, General Counsel and Secretary
Rexnord Corporation
4701 West Greenfield Avenue
Milwaukee, WI 53214

> **Re:** **Rexnord Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 15, 2011**
> **File No. 333-174504**

Dear Ms. Whaley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Underwriting, page 122

Relationships, page 126

1.   We note the added disclosure here and on page 33 that "affiliates of certain of the underwriters are or may become holders of the 11.75% senior subordinated notes outstanding and, as a result, will receive a portion of the proceeds from this offering when such senior subordinated notes are repaid." Please expand your disclosure to identify the underwriters whose affiliates hold the notes, quantify the principal amount of notes held by affiliates of the underwriters, and describe the material terms of the transactions in which they acquired these notes.

Note 14 – Stock Options, page F-32

2.   We note from your response to prior comment 3 that for the stock options you granted on October 29, 2010, you based your valuation on your March 31, 2010 common stock valuation. Please explain to us how this is consistent with paragraph 718-10-30-3 of the FASB Accounting Standards Codification which requires you to value share based compensation based on the fair value as of the grant date.

3.   Additionally, please note that we will continue to delay our final assessment of your response pending inclusion of the estimated IPO price in the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Russell Mancuso
Branch Chief

cc (via e-mail): William Kuesel, Esq. – O'Melveny & Myers LLP